Scorpio Bulkers Inc. Announces Financial Results for the Third Quarter of 2017 and Initiates a Quarterly Dividend
MONACO-October 23, 2017 (GLOBE NEWSWIRE) - Scorpio Bulkers Inc. (NYSE: SALT) (“Scorpio Bulkers”, or the “Company”), today reported its results for the three and nine months ended September 30, 2017. The Company’s Board of Directors declared a quarterly cash dividend of $0.02 per share.
Emanuele Lauro, the Company’s Chairman & CEO, commented “We are pleased with the steady quarter-on-quarter improvements in the rate environment and the resulting positive cash flow generated from operations. We believe that current market rates are sustainable and will continue to improve through 2018. As a result, we are excited to initiate a quarterly dividend, which is a reflection of our confidence in our Company’s financial strength and cash flow generation and the markets in which we operate.”
Results for the Three and Nine Months Ended September 30, 2017 and 2016
For the third quarter of 2017 the Company’s GAAP net loss was $10.7 million, or $0.15 loss per diluted share. For the same period in 2016 the Company’s GAAP net loss was $21.3 million, or $0.30 loss per diluted share. Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the third quarters of 2017 and 2016 were $12.4 million and a loss of $1.3 million, respectively (see Non-GAAP Financial Measures below).
For the nine months ended September 30, 2017, the Company’s GAAP net loss was $58.7 million, or $0.82 loss per diluted share compared to a GAAP net loss of $104.3 million, or $2.05 loss per diluted share for the prior year period. EBITDA for the nine months ended September 30, 2017 and 2016 were $12.3 million and a loss of $46.6 million, respectively (see Non-GAAP Financial Measures below).
For the nine months ended September 30, 2017, the Company’s adjusted net loss was $40.5 million, or $0.56 adjusted loss per diluted share, which excludes the impact of a write down of assets held for sale of $17.7 million and a write off of deferred financing costs on the credit facility related to those specific vessels of $0.5 million. For the nine months ended September 30, 2016, the Company’s adjusted net loss was $79.4 million, or $1.56 adjusted loss per diluted share, which excludes a loss/write off of vessels and assets held for sale of $12.4 million, the write off of deferred financing costs on credit facilities that will no longer be used of $2.5 million and a charterhire contract termination fee of $10.0 million. Adjusted EBITDA for the nine months ended September 30, 2017 and 2016 were $30.0 million and a loss of $24.2 million, respectively (see Non-GAAP Financial Measures below).
Initiation of a Quarterly Dividend
Today the Company’s Board of Directors declared the Company’s first quarterly cash dividend of $0.02 per share, payable on or about December 15, 2017 to all shareholders as of November 15, 2017 (the record date).
As of October 23, 2017, 75,459,344 shares were outstanding.
Cash and Liquidity Overview
As of October 20, 2017, the Company had approximately $48.8 million in cash and cash equivalents. In addition, the Company had approximately $79.0 million freely available to draw down under the existing $409 Million Credit Facility.
TCE Revenue
TCE Revenue Earned during the third Quarter of 2017

•	Our Kamsarmax fleet earned $9,211 per day

•	Our Ultramax fleet earned $8,949 per day

Voyages Fixed thus far for the fourth Quarter of 2017

•	Kamsarmax fleet: approximately $11,180 per day for 52% of the days

•	Ultramax fleet: approximately $10,495 per day for 53% of the days
Recent Significant Events
Vessels Acquisition
During the third quarter of 2017, the Company entered into an agreement with an unaffiliated third party to acquire six Chinese built Ultramax dry bulk vessels for $142.5 million in the aggregate. Three of the vessels were built in 2015, one was built in 2016, and two were built in 2017.
As of October 20, 2017, the Company paid a 10% deposit, which will be held in escrow until each vessel is delivered. The acquisition, including the delivery of the vessels and payment of the remaining $128.3 million, is expected to occur in December 2017.
$85.5 Million Credit Facility
The Company has received a commitment for a loan facility of up to $85.5 million from Nordea Bank AB, New York Branch, and Skandinaviska Enskilda Banken AB (publ).  The loan facility will be used to finance up to 60% of the market value of the six Ultramax vessels that the Company has recently agreed to acquire. The loan facility has a final maturity date of February 15, 2023 and bears interest at LIBOR plus a margin of 2.85% per annum.  The terms and conditions are similar to those set forth in the Company's existing credit facilities. The loan facility is subject to customary conditions precedent and the execution of definitive documentation.
$19.6 Million Japanese Lease Financing
In October 2017, the Company entered into a financing transaction in respect of one of the Company’s Kamsarmax vessels with unaffiliated third parties in Japan.  The cost of the financing is equivalent to an expected fixed interest rate of 4.24% for 10 years.  If converted to floating interest rates, based on the expected weighted average life of the transaction and swap rates (as of October 18, 2017), the equivalent margin at current swap rates would be LIBOR plus 2.07%.
The transaction involves the sale and leaseback of the SBI Rumba, a 2015 Japanese built Kamsarmax dry bulk vessel, for consideration of approximately $19.6 million.  As part of the transaction, the Company entered into a 9.5 year bareboat charter agreement with the buyers, with the Company’s option to extend for a further six months.  The agreement also provides the Company with options to repurchase the vessel beginning on the fifth anniversary of the sale and until the end of the agreement. This transaction, which shall be treated as a financial lease for accounting purposes, increases the Company’s liquidity by approximately $6.0 million, net of commissions and after repayment of the vessel’s existing loan.
Share Repurchase Program
The Board of Directors has authorized the repurchase of up to $50.0 million of the Company’s common stock in open market or privately negotiated transactions.  The specific timing and amounts of the repurchases will be in the sole discretion of management and may vary based on market conditions and other factors, but the Company is not obligated under the terms of the program to repurchase any of its common stock.  The authorization has no expiration date.
As of October 20, 2017, no shares have been repurchased under the authorization.
Agreement to Time Charter-In One Ultramax Vessel
During the third quarter of 2017, Ocean Phoenix Tree, which the Company agreed to time charter-in during the second quarter of 2017, was delivered to it. The vessel was time chartered-in at approximately $10,125 per day for two years and can be extended for an additional year at approximately $10,885 per day at the Company’s option.

Debt Overview
The Company’s outstanding debt balance, gross of unamortized deferred financing costs as of September 30, 2017 and October 20, 2017, as well as the amount available to draw or committed as of October 20, 2017, are as follows (dollars in thousands).

	As of September 30, 2017	As of October 20, 2017
Credit Facility	Amount Outstanding	Amount Outstanding	Amount Available/Committed
Senior Notes	$73,625	$73,625	$—
$409 Million Credit Facility	96,468	96,468	78,954
$330 Million Credit Facility	254,006	254,006	—
$42 Million Credit Facility (1)	36,035	36,035	—
$67.5 Million Credit Facility	40,461	40,461	—
$12.5 Million Credit Facility	10,379	10,379	—
$27.3 Million Credit Facility	18,600	18,404	—
$85.5 Million Credit Facility *	—	—	85,500
$19.6 Million Japanese Lease Financing *	—	—	19,550
Total	$529,574	$529,378	$184,004
(1) Approximately $13.2 million of the outstanding amount will be repaid upon the completion of the $19.6 Million Japanese Lease Financing.
* Reflects the maximum loan amount available on undrawn vessels.
The Company’s projected quarterly debt repayments through 2019, including the impact of the reinstated principal repayments, as well as drawing all available amounts under the $409 Million Credit Facility, the $85.5 Million Credit Facility and the $19.6 Million Japanese Lease Financing, is as follows (dollars in thousands):

Q4 2017	(1)	$22,979
Q1 2018		11,152
Q2 2018		11,504
Q3 2018		11,075
Q4 2018		10,418
Q1 2019		10,134
Q2 2019		9,948
Q3 2019	(2)	84,009
Q4 2019		11,916
Total		$183,135

(1)
Relates to payments expected to be made from October 21, 2017 to December 31, 2017, including the repayment of approximately $13.2 million of the outstanding debt under the $42.0 Million Credit Facility

(2)	Includes $73.6 million repayment of Senior Notes due at maturity

Financial Results for the Three Months Ended September 30, 2017 Compared to the Three Months Ended September 30, 2016
The Company had a GAAP net loss of $10.7 million, or $0.15 loss per diluted share for the third quarter of 2017 compared with a GAAP net loss of $21.3 million, or $0.30 loss per diluted share for the third quarter of 2016. Earnings before interest, taxes, EBITDA for the third quarters of 2017 and 2016 were $12.4 million and a loss of $1.3 million, respectively (see Non-GAAP Financial Measures below).

Time charter equivalent (TCE) revenue, a Non-GAAP financial measure, is vessel revenues less voyage expenses (including bunkers, port charges, broker fees and other miscellaneous expenses that we are unable to recoup under time charter and pool arrangements). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management.
TCE revenue was $38.6 million for the third quarter of 2017 and is associated with a day weighted average of 46 vessels owned and one vessel time chartered-in compared to $24.1 million during the prior year quarter, which was associated with a day weighted average of 38 vessels owned and two vessels time chartered-in. TCE revenue per day was $9,053 and $6,791 for the third quarter of 2017 and 2016, respectively. TCE rates continued the sequential quarter on quarter growth as mineral demand increased in China and long grain hauls out of South America extended further into the third quarter than usual. TCE revenue increased greatly versus the third quarter of 2016 due to the increase in rates combined with the increase in revenue days associated with the growth of our fleet.
Vessel operating costs were $21.0 million associated with 46 vessels owned, on average, during the period. Vessel operating costs for the prior year quarter were $18.9 million and related to 38 vessels owned, on average, during the period. Sequentially, daily operating costs, excluding take over and other non-operating costs, increased to $4,951 in the third quarter of 2017 from $4,858 in the second quarter of 2017, as we experienced an increase in spares and repairs and maintenance primarily due to the timing of purchases which can fluctuate depending on when the vessels are in port.
Charterhire expense decreased to $0.8 million in the third quarter of 2017 from $2.6 million in the prior year period, reflecting the reduction in the number of vessels time chartered-in on a day weighted average. The time chartered-in vessel existing at the start of the third quarter of 2017 was redelivered in August 2017. A vessel that we agreed to time charter-in during the second quarter of 2017 was delivered to us in September 2017.
Depreciation increased to $12.1 million in the third quarter of 2017 from $10.0 million in the prior year period, reflecting the increase in our weighted average vessels owned to 46 from 38.
General and administrative expense decreased to $7.2 million from $8.9 million in the prior year period due primarily to decreases in restricted stock amortization caused by the run off of awards granted at a higher fair value, offset in part by an increase in administrative fees reflecting the growth of our fleet.
Financial Results for the Nine Months Ended September 30, 2017 Compared to the Nine Months Ended September 30, 2016
The Company had a GAAP net loss of $58.7 million, or $0.82 loss per diluted share for the nine months ended September 30, 2017 compared with a GAAP net loss of $104.3 million, or $2.05 loss per diluted share for the nine months ended September 30, 2016. EBITDA for the nine months ended September 30, 2017 and 2016 were $12.3 million and a loss of $46.6 million, respectively (see Non-GAAP Financial Measures below).
For the nine months ended September 30, 2017, the Company’s adjusted net loss was $40.5 million, or $0.56 adjusted loss per diluted share, which excludes the impact of a write down of assets held for sale of $17.7 million and a write off of deferred financing costs on the credit facility related to those specific vessels of $0.5 million. For the nine months ended September 30, 2016, the Company’s adjusted net loss was $79.4 million, or $1.56 adjusted loss per diluted share, which excludes a loss/write off of vessels and assets held for sale of $12.4 million, the write off of deferred financing costs on credit facilities that will no longer be used of $2.5 million and a charterhire contract termination fee of $10.0 million (see Non-GAAP Financial Measures below). Adjusted EBITDA for the nine months ended September 30, 2017 and 2016 were $30.0 million and a loss of $24.2 million, respectively (see Non-GAAP Financial Measures below).
TCE revenue was $110.7 million in the first nine months of 2017 and is associated with a day weighted average of 47 vessels owned and one vessel time chartered-in compared to $51.6 million during the prior year period, which was associated with a day weighted average of 34 vessels owned and four vessels time chartered-in. TCE revenue per day was $8,801 and $5,262 for the first nine months of 2017 and 2016, respectively. TCE revenue increased significantly versus the prior year due to the increase in rates, increased demand across all bulk sectors, regions and commodities, as well as a reduction in tonnage supply, combined with the increase in revenue days associated with the growth of our fleet.
Vessel operating costs were $63.9 million and included approximately $1.3 million of takeover costs associated with new deliveries, and $1.2 million of non-operating expenses and related to 47 vessels owned, on average, during the first nine months of 2017. Vessel operating costs for the prior year period were $49.8 million and related to 34 vessels owned, on average. Daily operating costs, excluding take over and other non-operating costs, were $4,947 in the first nine months of 2017.

Charterhire expense decreased to $4.4 million for the first nine months of 2017 from $14.8 million in the prior year period, reflecting the reduction in the number of vessels time chartered-in from four vessels to one vessel, on a day weighted average. Included in the prior year figures is a charterhire contract termination fee of $10.0 million incurred to terminate four time charter-in agreements. The time chartered-in vessel existing at the start of the third quarter of 2017 was redelivered in August 2017. An additional time charter-in at $10,125 per day commenced at the end of September 2017.
Depreciation increased to $35.7 million in the first nine months of 2017 from $26.0 million in the prior year period, reflecting the increase in our weighted average vessels owned to 47 from 34.
General and administrative expense decreased to $22.5 million from $25.3 million in the prior year period due primarily to decreases in restricted stock amortization, due to the run off of awards granted at a higher fair value, offset by an increase in administrative fees reflecting the growth of our fleet.
During the first nine months of 2017, we recorded a write down on assets held for sale of $17.1 million related to the sale of two Kamsarmax vessels to an unaffiliated third party and also recorded a $0.6 million adjustment related to vessels sold in the prior year. During the first nine months of 2016, the Company recorded a write down of vessels and assets held for sale of $12.4 million of which $11.6 million related to the cancellation of a shipbuilding contract for a Kamsarmax bulk carrier and $0.8 million in additional expenses related to vessels held for sale at December 31, 2015.
During the first nine months of 2017 and 2016, we wrote off $0.5 million and $2.5 million, respectively, of deferred financing costs accumulated on credit facilities for which the related vessels were sold or the commitments were otherwise reduced.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Operations
(Amounts in thousands, except per share data)

	Unaudited
	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Revenue:
Vessel revenue	$38,608	$23,938	$111,078	$51,556
Operating expenses:
Voyage expenses	53	(143)	332	(76)
Vessel operating costs	20,996	18,853	63,863	49,795
Charterhire expense	798	2,612	4,445	14,787
Charterhire contract termination charge	—	—	—	10,000
Vessel depreciation	12,071	9,966	35,670	25,977
General and administrative expenses	7,245	8,894	22,530	25,278
Loss / write down on assets held for sale	—	—	17,701	12,433
Total operating expenses	41,163	40,182	144,541	138,194
Operating loss	(2,555)	(16,244)	(33,463)	(86,638)
Other income (expense):
Interest income	289	351	903	632
Foreign exchange loss	(91)	(28)	(277)	(166)
Financial expense, net	(8,317)	(5,352)	(25,821)	(18,105)
Total other expense	(8,119)	(5,029)	(25,195)	(17,639)
Net loss	$(10,674)	$(21,273)	$(58,658)	$(104,277)

Loss per common share - basic and diluted(1)	$(0.15)	$(0.30)	$(0.82)	$(2.05)
Weighted-average shares outstanding - basic and diluted(1)	71,936	71,575	71,826	50,971

(1)
Diluted weighted average shares outstanding excludes the impact of restricted shares for the three and nine months ended September 30, 2017 and 2016, as the impact would be anti-dilutive since the Company is in a net loss position.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands)

	Unaudited
	September 30, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents	$62,395	$101,734
Accounts receivable	8,810	7,050
Prepaid expenses and other current assets	6,164	6,696
Total current assets	77,369	115,480
Non-current assets
Vessels, net	1,340,307	1,234,081
Vessels under construction	—	180,000
Deferred financing costs, net	3,320	3,307
Other assets	13,193	14,289
Total non-current assets	1,356,820	1,431,677
Total assets	$1,434,189	$1,547,157

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$24,577	$13,480
Accounts payable and accrued expenses	10,661	11,070
Total current liabilities	35,238	24,550
Non-current liabilities
Bank loans, net	417,901	493,793
Senior Notes, net	72,593	72,199
Total non-current liabilities	490,494	565,992
Total liabilities	525,732	590,542
Shareholders’ equity
Preferred stock, $0.01 par value; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.01 par value per share; authorized 112,500,000 shares; issued and outstanding 75,459,344 and 75,298,676 shares as of September 30, 2017 and December 31, 2016, respectively	753	753
Paid-in capital	1,724,858	1,714,358
Accumulated deficit	(817,154)	(758,496)
Total shareholders’ equity	908,457	956,615
Total liabilities and shareholders’ equity	$1,434,189	$1,547,157

Scorpio Bulkers Inc. and Subsidiaries
Statements of Cash Flows (unaudited)
(Amounts in thousands)

	For the Nine Months Ended September 30,
	2017	2016
Operating activities
Net loss	$(58,658)	$(104,277)
Adjustment to reconcile net loss to net cash used by
operating activities:
Restricted stock amortization	10,418	14,178
Vessel depreciation	35,670	25,977
Amortization of deferred financing costs	4,249	2,741
Write off of deferred financing costs	470	3,781
Loss / write down on assets held for sale	16,471	10,555
Changes in operating assets and liabilities:
(Decrease) increase in accounts receivable	(1,760)	166
Decrease (increase) in prepaid expenses and other assets	(1,007)	3,961
Increase (decrease) in accounts payable and accrued expenses	250	(7,188)
Net cash provided by (used in) operating activities	6,103	(50,106)
Investing activities
Proceeds from sale of assets held for sale	44,340	271,376
Payments on assets held for sale	—	(98,445)
Payments for vessels and vessels under construction	(23,285)	(301,933)
Net cash provided by (used in) investing activities	21,055	(129,002)
Financing activities
Proceeds from issuance of common stock	—	128,112
Proceeds from issuance of long-term debt	51,600	208,843
Repayments of long-term debt	(118,097)	(156,470)
Debt issue costs paid	—	(788)
Net cash (used in) provided by financing activities	(66,497)	179,697
(Decrease) increase in cash and cash equivalents	(39,339)	589
Cash at cash equivalents, beginning of period	101,734	200,300
Cash and cash equivalents, end of period	$62,395	$200,889

Scorpio Bulkers Inc. and Subsidiaries
Other Operating Data (unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Time charter equivalent revenue ($000’s) (1):
Vessel revenue	$38,608	$23,938	$111,078	$51,556
Voyage expenses	(53)	143	(332)	76
Time charter equivalent revenue	$38,555	$24,081	$110,746	$51,632
Time charter equivalent revenue attributable to:
Kamsarmax	$15,502	$8,958	$46,715	$20,975
Ultramax	23,053	15,123	64,031	30,657
	$38,555	$24,081	$110,746	$51,632
Revenue days:
Kamsarmax	1,683	1,411	5,068	4,175
Ultramax	2,576	2,135	7,516	5,637
Combined	4,259	3,546	12,584	9,812
TCE per revenue day (1):
Kamsarmax	$9,211	$6,349	$9,218	$5,024
Ultramax	$8,949	$7,083	$8,519	$5,439
Combined	$9,053	$6,791	$8,801	$5,262

(1)
We define Time Charter Equivalent (TCE) revenue as voyage revenues less voyage expenses. Such TCE revenue, divided by the number of our available days during the period, or revenue days, is TCE per revenue day, which is consistent with industry standards. TCE per revenue day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

We report TCE revenue, a non-GAAP financial measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable U.S.-GAAP measure, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors.

Fleet List as of October 20, 2017

Vessel Name	Year Built	DWT	Vessel Type
SBI Samba	2015	84,000	Kamsarmax
SBI Rumba	2015	84,000	Kamsarmax
SBI Capoeira	2015	82,000	Kamsarmax
SBI Electra	2015	82,000	Kamsarmax
SBI Carioca	2015	82,000	Kamsarmax
SBI Conga	2015	82,000	Kamsarmax
SBI Flamenco	2015	82,000	Kamsarmax
SBI Bolero	2015	82,000	Kamsarmax
SBI Sousta	2016	82,000	Kamsarmax
SBI Rock	2016	82,000	Kamsarmax
SBI Lambada	2016	82,000	Kamsarmax
SBI Reggae	2016	82,000	Kamsarmax
SBI Zumba	2016	82,000	Kamsarmax
SBI Macarena	2016	82,000	Kamsarmax
SBI Parapara	2017	82,000	Kamsarmax
SBI Mazurka	2017	82,000	Kamsarmax
SBI Swing	2017	82,000	Kamsarmax
SBI Jive	2017	82,000	Kamsarmax
Total Kamsarmax		1,480,000

SBI Antares	2015	61,000	Ultramax
SBI Athena	2015	64,000	Ultramax
SBI Bravo	2015	61,000	Ultramax
SBI Leo	2015	61,000	Ultramax
SBI Echo	2015	61,000	Ultramax
SBI Lyra	2015	61,000	Ultramax
SBI Tango	2015	61,000	Ultramax
SBI Maia	2015	61,000	Ultramax
SBI Hydra	2015	61,000	Ultramax
SBI Subaru	2015	61,000	Ultramax
SBI Pegasus	2015	64,000	Ultramax
SBI Ursa	2015	61,000	Ultramax
SBI Thalia	2015	64,000	Ultramax
SBI Cronos	2015	61,000	Ultramax
SBI Orion	2015	64,000	Ultramax
SBI Achilles	2016	61,000	Ultramax
SBI Hercules	2016	64,000	Ultramax
SBI Perseus	2016	64,000	Ultramax
SBI Hermes	2016	61,000	Ultramax
SBI Zeus	2016	60,200	Ultramax
SBI Hera	2016	60,200	Ultramax
SBI Hyperion	2016	61,000	Ultramax
SBI Tethys	2016	61,000	Ultramax
SBI Phoebe	2016	64,000	Ultramax
SBI Poseidon	2016	60,200	Ultramax
SBI Apollo	2016	60,200	Ultramax
SBI Samson	2017	64,000	Ultramax
SBI Phoenix	2017	64,000	Ultramax
Total Ultramax		1,731,800
Total Owned Vessels DWT		3,211,800

Time chartered-in vessels
The Company currently time charters-in one Ultramax. The terms of the contract are summarized as follows:

Vessel Type	Year Built	DWT	Where Built	Daily Base Rate	Earliest Expiry
Ultramax	2017	62,100	Japan	$10,125	30-Sep-19	(1)
Total TC DWT		62,100

(1)
This vessel is time chartered-in for 22 to 24 months at the Company’s option at $10,125 per day. The Company has the option to extend this time charter for one year at $10,885 per day. The vessel was delivered to us in September 2017.

Conference Call on Results:
A conference call to discuss the Company’s results will be held today, Monday, October 23, 2017, at 11:00 AM Easter Standard Time / 5:00 PM Central European Time. Those wishing to listen to the call should dial 1 (866) 219-5268 (U.S.) or 1 (703) 736-7424 (International) at least 10 minutes prior to the start of the call to ensure connection. The conference participant passcode is 99807470.

There will also be a simultaneous live webcast over the internet, through the Scorpio Bulkers Inc. website www.scorpiobulkers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: https://edge.media-server.com/m6/p/db7uy3ha
About Scorpio Bulkers Inc.
Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities.  Scorpio Bulkers Inc., after the completion of the recent acquisition of six Ultramax vessels, will own 52 vessels, consisting of 18 Kamsarmax vessels and 34 Ultramax vessels. The Company also time charters-in one Ultramax vessel. The owned fleet will have a total carrying capacity of approximately 3.6 million deadweight tonnes upon the completion of the acquisition of the six Ultramax vessels. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.

Non-GAAP Financial Measures
To supplement our financial information presented in accordance with accounting principles generally accepted in the U.S., (“GAAP”), management uses certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with GAAP. Management believes the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations, and therefore a more complete understanding of factors affecting our business than GAAP measures alone. In addition, management believes the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.
Earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted net loss and related per share amounts, as well as adjusted EBITDA are non-GAAP performance measures that we believe provide investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP.
EBITDA (unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands	2017	2016	2017	2016
Net loss	$(10,674)	(21,273)	$(58,658)	$(104,277)
Add Back:
Net interest expense	6,546	3,916	20,199	11,207
Depreciation and amortization	16,499	16,062	50,807	46,422
EBITDA	$12,371	(1,295)	$12,348	$(46,648)
Adjusted net loss (unaudited)

	Nine Months Ended September 30,
In thousands, except per share data	2017		2016
	Amount	Per share	Amount	Per share
Net loss	$(58,658)	$(0.82)	$(104,277)	$(2.05)
Adjustments:
Loss / write down on assets held for sale	17,701	0.25	12,433	0.24
Write down of deferred financing cost	470	0.01	2,456	0.05
Charterhire contract termination charge	—	—	10,000	0.20
Total adjustments	$18,171	$0.26	$24,889	$0.49
Adjusted net loss	$(40,487)	$(0.56)	$(79,388)	$(1.56)

Adjusted EBITDA (unaudited)

	Nine Months Ended September 30,
In thousands	2017	2016
Net loss	$(58,658)	$(104,277)
Imapact of Adjustments	18,171	24,889
Adjusted net loss	(40,487)	(79,388)
Add Back:
Net interest expense	20,199	11,207
Depreciation and amortization	50,337	43,966
Adjusted EBITDA	$30,049	$(24,215)

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)